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FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Attention: Tonya K. Aldave

Re:                             Angion Biomedica Corp.
Registration Statement on Form S-1
Filed on January 15, 2021
File No. 333-252177

Ladies and Gentlemen:

On behalf of Angion Biomedica Corp. (the “Company” or “Angion”), we are hereby supplementing the Company’s response to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 relating to the draft Registration Statement on Form S-1 that the Company submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on February 14, 2020 (the “Draft Submission”) and the Registration Statement on Form S-1 that the Company filed on January 15, 2021 (File No. 333-252177) (the “Registration Statement”).

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR omitting the confidential information contained in this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

ANGN-1001

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgement and Estimates Share-Based Compensation, page 95

8.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate for the reasons set forth below. In addition, the Company respectfully advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors, management and the underwriters for the Company’s initial public offering (“IPO”), which discussions reflected the input from investors during several “testing-the-waters” meetings, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any forward stock split that the Company might effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate 1-to-[***] forward stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS AND EQUITY AWARDS SINCE OCTOBER 1, 2019

Since October 1, 2019, the Board of Directors, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement.  Set forth below in this letter is a discussion of each valuation and option grant, along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed IPO Price.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1002

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per share exercise price, the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes and the stock-based compensation expense recorded in the Company’s financial statements:

Grant Date	Aggregate Number of Shares Issued or Issuable in the Grants	Exercise Price Per Share		Fair Value Per Share — Financial Reporting Purposes			Recorded Compensation Expense
October 16, 2019	7,500	$	[***]	$	[***]	(1)	$	[***]	(2)
October 21, 2019	125,000	$	[***]	$	[***]	(1)	$	[***]	(2)
February 14, 2020	206,000	$	[***]	$	[***]	(1)	$	[***]	(3)
April 1, 2020	25,000	$	[***]	$	[***]	(1)	$	[***]	(3)
June 18, 2020	498,700	$	[***]	$	[***]	(1)	$	[***]	(3)
August 20, 2020	20,000	$	[***]	$	[***]	(1)	$	[***]	(3)
August 31, 2020	56,008	$	[***]	$	[***]	(1)	$	[***]	(3)
October 30, 2020	27,500	$	[***]	$	[***]	(1)	*
December 8, 2020	108,000	$	[***]	$	[***]	(1)	*
December 9, 2020	20,500	$	[***]	$	[***]	(1)	*
January 6, 2021	39,500	$	[***]	$	[***]	(1)	**

(1)                                     Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant-date fair value of the stock options for which compensation expense is recognized in the applicable accounting period.

(2)                                     Represents compensation expense associated with option grants made on such date, as recorded in the Company’s financial statements for the year ended December 31, 2019.

(3)                                     Represents compensation expense recorded in the Company’s financial statements for the nine months ended September 30, 2020 and to be recorded in the Company’s financial statements for the year ended December 31, 2020.

*                                         Compensation expense for the stock grants dated October 30, 2020, December 8, 2020 and December 9, 2020 will be recorded in the Company’s financial statements for the year ended December 31, 2020.

**                                  Compensation expense for the stock grants dated January 6, 2021 will be recorded in the Company’s financial statements for the three months ended March 31, 2021.

In addition to the foregoing, the Company expects to approve option grants to certain employees, officers and directors with an effective date as of the effective date of the Registration Statement and with an exercise price equal to the final per share price to the public in the offering contemplated by the Registration Statement as determined upon pricing of the offering.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1003

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants 2013 Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors described on pages 113 and 114 of the Registration Statement, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

As described in greater detail within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Significant Judgments and Estimates—Stock-Based Compensation” (the “MD&A”), in determining the fair value of its common stock at various times, the Company utilized a combination of the probability-weighted expected return method (“PWERM”) and the option pricing method (“OPM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. Under the OPM, shares are valued by hypothesizing a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the common stock are inferred by analyzing these options.

Our Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from our third-party valuation expert. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1004

The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third party valuation reports between January 1, 2019 through the date hereof, all of which were used for purposes of stock option grants made by the Company, other than the December 31, 2019 report:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share		Percentage Increase (Decrease) in Fair Value Per Share
January 1, 2019	$	[***]	N/A
December 31, 2019	$	[***]	[***]	%
February 7, 2020	$	[***]	[***]	%
March 31, 2020	$	[***]	[***]	%
June 4, 2020	$	[***]	[***]	%
September 30, 2020	$	[***]	[***]	%
November 6, 2020	$	[***]	[***]	%
December 18, 2020	$	[***]	[***]	%

January 2019 Fair Value Determination

In 2019, the Company obtained an independent third-party valuation of the Company’s common stock as of January 1, 2019, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of January 1, 2019 (the “January 2019 Valuation”). The independent third-party valuation used the OPM, with an implied equity value of approximately $[***], expected volatility of [***] and a risk-free interest rate of [***]%.  The valuation then applied a discount for lack of marketability of [***]%.

At the time of each of the October 16, 2019 and October 21, 2019 stock options grants, the Company’s Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $[***] per share.

December 2019 Fair Value Determination

In January 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2019, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1005

Company’s common stock was $[***] per share as of December 31, 2019 (the “December 2019 Valuation”).

The December 2019 Valuation used a hybrid PWERM, pursuant to which the value of the Company’s equity securities was calculated based on three scenarios: an IPO by [***], an IPO by [***] and the Company continuing to stay private. The hybrid method was used because the timing for the IPO was considered to be determinable and a possible future event.  For the [***] IPO scenario and [***] IPO scenarios, the December 2019 Valuation estimated a pre-money IPO value of $[***] based on discussions with management. The equity value in the stay private scenario was determined to be approximately $[***], in line with the January 2019 Valuation. The equity valuations were determined using the Subject Company Transactions Method.  The December 2019 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

February 2020 Fair Value Determination

In February 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of February 7, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of February 7, 2020 (the “February 2020 Valuation”).

The February 2020 Valuation used PWERM, pursuant to which the value of the Company’s equity securities was calculated based on three scenarios: an IPO by [***], an IPO by [***] and the Company continuing to stay private. The PWERM method was used because the timing for  the IPO was considered to be determinable and a possible future event.  For the [***] IPO scenario and [***] IPO scenarios, the February 2020 Valuation estimated a pre-money IPO value of $[***] based on discussions with management. The February 2020 Valuation used the same stay private scenario equity value of approximately $[***] that was used in the December 2019 Valuation. The equity valuations were determined using the Subject Company Transactions Method.  The February 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1006

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

The changes in the equity valuations and weighting of the scenarios from the December 2019 Valuation were primarily due to the Company’s progress in its clinical trials, with the Company having successfully initiating its Phase 1 clinical trial of ANG-3070, the completion of the organizational meeting for the Company’s IPO on January 16, 2020, and the expected submission of the Draft Registration Statement to the SEC on February 14, 2020, which increased the likelihood that the Company would complete its IPO by [***] or [***].

At the time of the February 14, 2020 stock option grants, the Company’s Board of Directors  determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and the Company’s Board of Directors granted stock options effective as of that date with an exercise price of $[***] per share.

March 2020 Fair Value Determination

In April 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of March 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of March 31, 2020 (the “March 2020 Valuation”).

The March 2020 Valuation used PWERM, pursuant to which the value of the Company’s equity securities was calculated based on three scenarios: an IPO by [***], an IPO by [***] and the Company continuing to stay private. The PWERM method was used because the timing for the IPO was considered to be determinable and a possible future event.  For the [***] IPO scenario and [***] IPO scenarios, the March 2020 Valuation estimated a pre-money IPO value of $[***] based on discussions with management. The March 2020 Valuation used the same stay private scenario equity value of approximately $[***] that was used in the February 2020 Valuation.  The equity valuations were determined using the Subject Company Transactions Method. The March 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1007

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

The changes in the estimated present values and weighting of the scenarios from the February 2020 Valuation were primarily due to [***] as a result of the significant market downturn resulting from the COVID-19 pandemic and the Company’s issuance of $3.0 million in aggregate principal amount of convertible promissory notes in the three months ended March 31, 2020.

At the time of the April 1, 2020 stock option grants, the Company’s Board of Directors  determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and the Company’s Board of Directors granted stock options effective as of that date with an exercise price of $[***] per share.

June 2020 Fair Value Determination

In June 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of June 4, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 4, 2020 (the “June 2020 Valuation”).

The June 2020 Valuation used PWERM, pursuant to which the value of the Company’s equity securities was calculated based on four scenarios: an IPO by [***], an IPO by [***], an IPO by [***] and the Company continuing to stay private. The PWERM method was used because the timing for the IPO was considered to be determinable and a possible future event.  For the [***] IPO, [***] IPO and [***] IPO scenarios, the June 2020 Valuation estimated a pre-money IPO value of $[***] based on discussions with management. The June 2020 Valuation used the same stay private scenario equity value of approximately $[***] that was used in the March 2020 Valuation. The equity valuations were determined using the Subject Company Transactions Method.  The June 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1008

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

The changes in the estimated present values and weighting of the scenarios from the March 2020 Valuation were primarily due to a potential IPO window being available before July 31, 2020 as a result of the rebound in the market from the initial downturn resulting from the COVID-19 pandemic and the Company’s issuance of $10.3 million in aggregate principal amount of convertible promissory notes in the three months ended June 30, 2020.

At the time of the August 20, 2020 and August 31, 2020 stock option grants, the Company’s Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and the Company’s Board of Directors  granted stock options effective as of that date with an exercise price of $[***] per share.

September 2020 Fair Value Determination

In October 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of September 30, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 30, 2020 (the “September 2020 Valuation”).

The September 2020 Valuation used PWERM, pursuant to which the value of the Company’s equity securities was calculated based on two scenarios: an IPO by [***] and the Company continuing to stay private. The PWERM method was used because the timing for the IPO was considered to be determinable and a possible future event.  For the IPO scenario, the September 2020 Valuation estimated a pre-money IPO value of $[***] based on discussions with management. The September 2020 Valuation used a stay private scenario equity value of $[***]. The equity valuations were determined using the Subject Company Transactions Method.  The September 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-1009

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

The changes in the estimated present values and weighting of the scenarios from the June 2020 Valuation were primarily due to a 2020 IPO no longer being probable, the Company’s issuance of $59.4 million in aggregate principal amount of convertible indebtedness in the three months ended September 30, 2020 and increases in valuations across the healthcare and life sciences sector as the market continued to rise following the initial downturn resulting from the COVID-19 pandemic.

At the time of the October 30, 2020 stock option grants, the Company’s Board of Directors  determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and the Company’s Board of Directors granted stock options effective as of that date with an exercise price of $[***] per share.

November 2020 Fair Value Determination

In November 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of November 6, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of November 6, 2020 (the “November 2020 Valuation”).

The November 2020 Valuation used PWERM, pursuant to which the value of the Company’s equity securities was calculated based on five scenarios: four IPO scenarios for an IPO to occur by [***] at varying valuations and the Company continuing to stay private. The PWERM method was used because the timing for the IPO was considered to be determinable and a possible future event.  For the IPO scenarios, the November 2020 Valuation estimated pre-money IPO values of $[***], $[***], $[***] and $[***] based on discussions with management. The November 2020 Valuation used a stay private scenario equity value of $[***]. The equity valuations were determined using the Subject Company Transactions Method.  The November 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-10010

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

The changes in the estimated present values and weighting of the scenarios from the September 2020 Valuation were primarily due the Company’s execution of a license agreement with Vifor International, Ltd., pursuant to which the Company is entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in upfront cash that it received in November 2020 and a $30 million equity investment.  In addition, such changes were due to increases in valuations across the healthcare and life sciences sector as the market continued to rise following the initial downturn resulting from the COVID-19 pandemic.

At the time of the December 8, 2020 and December 9, 2020 stock option grants, the Company’s Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and the Company’s Board of Directors granted stock options effective as of that date with an exercise price of $[***] per share.

December 2020 Fair Value Determination

In January 2020, the Company obtained an independent third-party valuation of the Company’s common stock as of December 18, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 113 and 114 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 18, 2020 (the “December 2020 Valuation”).

The December 2020 Valuation used PWERM, pursuant to which the value of the Company’s equity securities was calculated based on five scenarios: four IPO scenarios for an IPO to occur by [***] at varying valuations and the Company continuing to stay private. The PWERM method was used because the timing for the IPO was considered to be determinable and a possible future event.  For the IPO scenarios, the December 2020 Valuation estimated pre-money IPO values of $[***], $[***], $[***] and $[***] based on discussions with management. The December 2020 Valuation used a stay private scenario equity value of $[***]. The equity valuations were determined using the Subject Company Transactions Method.  The December 2020 Valuation applied the scenario weightings and discounts for lack of marketability as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-10011

Valuation Methodology	Estimated Present Value		Assigned Weight		Discount for Lack of Marketability		Estimated Weighted Value
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
[***] IPO ($[***])	$	[***]	[***]	%	[***]	%	$	[***]
Stay Private	$	[***]	[***]	%	[***]	%	$	[***]
Estimated Value							$	[***]

The changes in the timing and weighting of the scenarios from the November 2020 Valuation were primarily due the Company have successfully filed and received limited SEC comments on the Registration Statement on December 18, 2020, which increased the likelihood of a successful IPO on a quicker timeline.  In addition, in December 2020, the Company issued and sold to Vifor International Ltd. a convertible promissory note with a conversion price equal to $18.00 per share.  Furthermore, the expected valuation for the IPO increased based feedback from “testing-the-waters” meetings.  Finally, the changes in the timing and weighting of the scenarios were due to increases in valuations across the healthcare and life sciences sector as the market continued to rise following the initial downturn resulting from the COVID-19 pandemic.

At the time of the January 6, 2021 stock option grants, the Company’s Board of Directors determined that the fair value of the Company’s common stock remained at $[***] per share as of the date of such grants, and the Company’s Board of Directors granted stock options effective as of that date with an exercise price of $[***] per share.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any stock split that the Company might effect prior to the Company’s IPO.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication; (b) a comparison of comparable company valuations at the time of their respective IPOs; (c) input received from the Company’s “testing-the-waters” meetings; (d) the expectation that one or more entities affiliated with Vifor International, Ltd. would purchase $25 million of the Company’s common stock in a concurrent private placement at a price per share equal to the initial public offering price; (e) a comparison of the valuation increases for comparable companies at the time of their respective IPOs; and (f) current market conditions. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-10012

	Low-end		Midpoint		High-end
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

For the equity awards since October 1, 2019, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. In particular, the increase in valuation from the October 2019 grant dates to the February 2020 grant date was primarily due to the progress achieved with respect to the Company’s initial public offering, with the Company successfully submitting its initial draft registration statement on February 14, 2020.  As noted above, the decline in valuation from the February 2020 grant date to the April 1, 2020 grant date was primarily due to the COVID-19 pandemic and [***].  The increase in valuation from April 2020 through November 2020 reflected the increasing likelihood of an IPO as a result of the market rebound from the COVID-19 pandemic, the Company’s execution of a licensing agreement with Vifor International Ltd. and the Company’s issuance of a significant amount of convertible indebtedness.  The increase in valuation from the November 2020 grant date to the December 2020 valuation date was primarily the result of significant progress made with respect to the Company’s IPO, including the receipt of only three comments from the SEC on the Company’s December 2020 submission.

The increase in valuation in the Preliminary IPO Price Range as compared to the December 2020 valuation date was primarily the result of (i) significant progress made with respect to the Company’s IPO, including the filing of the Registration Statement publicly and the SEC confirming that it did not have any additional comments on such draft, (ii) improving conditions relating to the COVID-19 pandemic following approval of multiple vaccines in the United States, and (iii) the removal of uncertainty over the U.S. presidential election, all of which substantially increased the likelihood of a [***].  In addition, following the date of the December 2020 Valuation, the Company received additional input from investors during several “testing-the-waters” meetings and issued and sold to Vifor International Ltd. a convertible promissory note with a conversion price equal to $18.00 per share.  Furthermore, since the date of the December 2020 Valuation, market sentiment and conditions have become more favorable across the healthcare and life sciences sector, with several initial public offerings of comparable companies within the sector performing well.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuing Equity Securities. The application

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-10013

of the PWERM valuation methodology in particular accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary IPO Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the stay private scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a discount for lack of marketability (“DLOM”). Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from the Stay Private scenario nor discounted for a lack of marketability.  Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock and convertible promissory notes into common stock upon the completion of the Company’s IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock and convertible promissory notes results in a higher common stock valuation for purposes of the Preliminary IPO Price Range, compared to the estimated fair value per share, which included the effect of preferences for the Company’s preferred stock and convertible promissory notes.

CONCLUSION

In light of the factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

We hope the foregoing information is responsive to your comment. Please do not hesitate to contact me by telephone at (415) 395-8198 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings
Miles P. Jennings, Esq.
of LATHAM & WATKINS LLP

cc:	Jay Venkatesan, Angion Biomedica Corp.
Greg Curhan, Angion Biomedica Corp.
Jennifer Rhodes, Angion Biomedica Corp.
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Kenneth L. Guernsey, Esq., Cooley LLP
Jonie I. Kondracki, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY ANGION BIOMEDICA CORP. WITH RESPECT TO THIS LETTER.

ANGN-10014